Exhibit 23.4

CONSENT OF ROBERT A. STANGER & CO., INC.

We consent to the references to our name, valuation methodologies, assumptions, and value conclusions of our reports, dated March 14, 2023, prepared by us with respect to the estimated net asset value per share of American Healthcare REIT, Inc. (the “Company”) and the valuation of the portfolio of 174 wholly-owned properties and 125 properties held in a joint venture by the Company, which are contained in the Company’s Registration Statement on Form S-11/A (and the related prospectus and any amendments or supplements thereto) filed with the Securities and Exchange Commission. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Sincerely,

/s/ Robert A. Stanger & Co., Inc.

Date: November 7, 2023